WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP
1201 RXR Plaza
Uniondale,  New York 11556
(516) 622-9200 (phone)
(516) 977-3056 (fax)

May 31 , 2011

VIA EDGAR ELECTRONIC TRANSMISSION
Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Roomlinx, Inc.
Registration Statement on Form S-1 (the “Original Filing”)
Filed January 20, 2011
File No. 333-171776

Dear Mr. Spirgel:

On behalf of Roomlinx, Inc. (“Roomlinx”), and in response to the staff’s Comment Letter dated February 16, 2011 (the “Comment Letter”) in connection with the above referenced filing, we submitted a response letter dated March 18, 2011 (the “March Letter”).  Further to the telephonic notice that the filing of Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”) incorporating our response contained in the March Letter would be sufficiently responsive to the Comment Letter, we hereby submit the filing of the Amendment, a marked copy being enclosed with this letter indicating the changes therein from the Original Filing.

Please note that the number of shares to be registered has been further reduced from the number proposed in the March Letter (from a total of 1,821,575 shares down to a total of 1,666,485 shares) by removing the shares previously proposed to be registered on behalf of LAM Opportunity Fund Ltd.

*     *     *

On behalf of Roomlinx, we acknowledge that:

1)           Should the Commission or the staff, acting pursuant to delegated authority, declare Roomlinx’s filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2)           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring Roomlinx’s filing effective, does not relieve Roomlinx from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3)           Roomlinx may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan C. Ederer

Alan C. Ederer, Esq.

cc:  Michael S. Wasik